UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 27)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom AG IRS identification number not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
671,615,402

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
589,820,737

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
671,615,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,092,036 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 6,728,701 shares of Common Stock held by Deutsche Telekom AG (“Deutsche Telekom”), (iii) 33,043,108 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iv) 48,751,557 shares of Common Stock held by Delaware Project 9 L.L.C. (“Project 9”), a wholly-owned subsidiary of SoftBank and subject to the Proxy.

**	Consists of (i) 583,092,036 shares of Common Stock held by DT Holding and (ii) 6,728,701 shares of Common Stock held by Deutsche Telekom.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Issuer’s acquisition of Ka’ena Corporation, Mint Mobile, LLC and Mint Mobile Incentive Company, LLC (collectively, the “Mint Acquisition”).

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
664,886,701

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,092,036

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
664,886,701

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,092,036 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 583,092,036 shares of Common Stock held by DT Holding.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
664,886,701

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,092,036

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
664,886,701

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,092,036 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 583,092,036 shares of Common Stock held by DT Holding.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
664,886,701

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,092,036

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
664,886,701

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,092,036 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 583,092,036 shares of Common Stock held by DT Holding.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 27 (this “Amendment No. 27”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct subsidiary of T-Mobile Holding, wholly owned by Deutsche Telekom and T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 27 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

(c)  Except as previously reported on this Schedule 13D or as set forth in Exhibit 63, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Entry into Rule 10b5-1 Plan of Sale

On June 12, 2024, DT Holding entered into a Rule 10b5-1 Sales Plan (the “10b5-1 Plan”) with Cowen and Company, LLC (“Cowen”) that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Exchange Act.  Under the 10b5-1 Plan, (a) Cowen, a broker-dealer, is authorized to sell Common Stock on behalf of DT Holding but not to purchase Common Stock, (b) sales of Common Stock will commence no earlier than September 12, 2024, and (c) no sales of Common Stock will be made under the 10b5-1 Plan after December 12, 2024.

Item 7.          Material to be Filed as Exhibits

Exhibit 63:	Transaction Information.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 13, 2024

DEUTSCHE TELEKOM AG

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL ZWISCHENHOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL HOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

DEUTSCHE TELEKOM HOLDING B.V.

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

Exhibit 63

TRANSACTION INFORMATION

The below reflects the transactions in Common Stock effected by DT Holding since the Schedule 13D filed with the Commission on June 11, 2024, by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 13, 2024.  All transactions occurred in the open market pursuant to a Rule 10b5-1 trading plan.

Date	Number of Shares Sold	Weighted Avg. Price Per Share	Price Range Per Share
			Low	High
6/12/2024	133,461	$173.1003	$171.20	$177.08
6/13/2024	137,002	$174.5266	$173.20	$175.37

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the price ranges set forth on the table above.